Exhibit 99.1

February 27, 2023

All Canadian Securities Regulatory Authorities

Dear Sirs/Mesdames:

Re: 2023 Annual General and Special Meeting of GoldMining Inc.

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	GoldMining Inc.
Meeting Type:	Annual General and Special Meeting
CUSIP #:	38149E101
Class of Security entitled to receive Notice:	Common
Class of Security entitled to Vote:	Common
Record Date for Notice:	March 30, 2023
Record Date for Voting:	March 30, 2023
Beneficial Ownership Determination Date:	March 30, 2023
Meeting Date:	May 24, 2023
Place of Meeting:	Vancouver, British Columbia
Company sending materials directly to NOBOs:	No
Company to pay for delivery of materials to OBOs:	No
Notice-and-Access for Registered Holders:	Yes
Registered Holders Stratification Criteria:	Not applicable
Notice-and-Access for Beneficial Holders:	Yes
Beneficial Holders Stratification Criteria:	Not applicable

If you require further information, please contact the undersigned.

Yours truly,

GOLDMINING INC.

/s/ Patrick Obara

Patrick Obara
Chief Financial Officer and Secretary

GOLDMINING INC.

SUITE 1830 – 1030 WEST GEORGIA STREET VANCOUVER BC V6E 2Y3   +1.855.630.1001

TSX: GOLD Ι NYSE American: GLDG